DENDREON CORPORATION

3005 First Avenue

Seattle, Washington 98121

October 15, 2003

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Dendreon Corporation

Post-Effective Amendment No.1 to Registration Statement on Form S-3

File No. 333-102351

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Dendreon Corporation (the “Company”) hereby requests that its Post-Effective Amendment No.1 (the “Post-Effective Amendment”), filed on September 17, 2003, to the Registration Statement on Form S-3 (File No. 333-102351), filed on January 6, 2003, be withdrawn, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

The Company is withdrawing the above-referenced Post-Effective Amendment pursuant to discussions with the staff of the Securities and Exchange Commission. The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendment.

Very truly yours,

Dendreon Corporation

By:	/s/ MITCHEL H. GOLD, M.D.
Name: Mitchell H. Gold, M.D.
Title: Chief Executive Officer